BANJO

AI-powered civil dialogue platform



banjo.media Boston, MA

Highlights

① $100M+ revenue projected by 2030 in higher ed alone, with year-one profitability (not guaranteed)

② Pilot discussions ongoing at 3 Ivy Leagues, major research universities; 40+ more in pipeline

③ 92% of college students are interested in debate; universities are racing to meet demand

④ $187B EdTech market growing to $438B by 2033 — with adjacent markets extending it well beyond

⑤ Designed by Duke professor, Amazon AI engineer; Team from Bain, Blackstone, McAfee, Intel, Fox, Hulu

⑥ Public Benefit Corporation: rebuilding civil discourse starting in classrooms, expanding to society

Team



Ken Allen Founder & Chief Executive Officer `SPV Voting Proxy`

Ken Allen, Founder & CEO, brings 30 years of experience across tech, entrepreneurship, consulting, and investment banking, with leadership roles at Blackstone, Bain, EY-Parthenon, and KPMG; he has scaled and advised businesses representing $40B+ in value.

linkedin.com



Dan Hirsch Chief Technology Officer

Dan Hirsch, CTO, brings 35+ years of experience building enterprise technology platforms at companies including McAfee and Intel, with a Ph.D. in Computer Science.

linkedin.com



Alyssa Connolly Chief Marketing Officer

Alyssa Connolly, CMO, brings 15+ years of experience leading brand, communications, and go-to-market strategy for high-growth tech companies, supporting a dozen startups through fundraising, M&A, brand evolution, product launches, and scale.



Walter Sinnott-Armstrong Board Member

Chauncey Stillman Professor of Practical Ethics; Addtl. Duke appointments/core faculty: Law School, Dept. of Psychology and Neuroscience, Ctr. for Cognitive Neuroscience, Inst. for Brain Sciences, and Ctr. for Interdisciplinary Decision Sciences



Nathanial Langman Board Member

Nathanial Langman, Advisor, is a Senior Product and Engineering Leader at Amazon Web Services Agentic AI, holding 5 patents in AI and distributed cloud systems — and a key designer of the Banjo platform.



Sherry Brennan   Board Member

Sherry Brennan, Advisor, brings 30+ years in media and entertainment — including SVP at Fox Networks, VP at Cablevision, and 10+ years advising Fox's Board on Hulu's streaming strategy, with expertise in content licensing, GTM, and streaming tech.



Bill Allen   Board Member

Bill Allen, Advisor, brings five decades of experience as a tenured CEO, including as CEO of J.W. Allen & Company, a family business founded in 1881.



Hilary Magruder Gaudet   Advisor

Associate Professor of Chemistry and Biochemistry and Director of Academic Assessment at Wheaton College, with a Ph.D. in Medical Science from Brown University, Hilary brings academic curriculum and assessment expertise to Banjo's platform design.

departments.wheatoncollege.edu



Nicholas Almeder   Advisor

Professor of Computer Science at Wheaton College and SDET engineer with expertise in prompt engineering, cloud development, and software testing.

departments.wheatoncollege.edu

Pitch Deck



Why invest in Banjo?

"I am convinced that men hate each other because they fear each other. They fear each other because they don't know each other and they don't know each other because they don't communicate with each other, and they don't communicate with each other because they are separated from each other."

— Dr. Martin Luther King, Jr.



A letter from our founder

Dear Banjo shareholders,

I have been thinking a lot about the kind of world I want to live in, and the kind of world I want to leave behind for the next generation. I imagine a world where voices, regardless of who you are or where you come from, can be expressed freely and safely, and heard. I imagine a world where people come together to collaborate, solve problems, and achieve great things — a world filled with understanding and shared purpose. A world filled with more love and peace.

That is not the world I see today. We are deeply divided. We have lost the habit of

listening to each other. The platforms that mediate most of our communication were built to capture attention rather than build understanding, and the consequences of that are everywhere — in our politics, our communities, our workplaces, and most concerning to me, in the institutions where we are supposed to be teaching the next generation how to think critically and engage with difficult ideas.

These problems must be solved urgently, and I believe Banjo is part of the answer.

Through Banjo, my team and I have built what we believe is the world's first AI-supported dialogue platform to facilitate safe, meaningful, productive conversations. It has been designed and tested by professors at some of the world's leading universities, and it is now in active use at several of them. The feedback on our software has been tremendous; professors and students alike love the platform and want more of it.

We began with higher education for a deliberate reason: college is where the next generation learns to think critically, disagree respectfully, and engage with hard ideas — and the habits they form there follow them everywhere else.

Banjo's mission is to enhance consciousness, knowledge, and understanding in a moral, safe, and ethical way that benefits humanity. Simply put, we exist to help people communicate better with each other in a way that supports the common good.

I believe in Banjo's mission so strongly that I left a comfortable career in finance to start the company. I have invested most of my life savings into it and have not taken a salary in two years. I am all in.

But I cannot do this alone. We are inviting our community — friends, customers, supporters, and the people who care most about civil dialogue and the future of education — to invest alongside our existing institutional supporters.

I hope you will consider joining me. Please take the time to review our investor materials and reach out to me with any questions or thoughts. I'd love to hear from you.

Let's create a better, more peaceful world through dialogue. Together.

With gratitude,

Ken Allen, Founder & CEO

The problem we're solving

The breakdown of productive dialogue is not a peripheral issue — it is a measurable economic, public health, and civic crisis, and it's getting worse.

Workplace incivility costs U.S. employers **$766 billion annually** in lost productivity and absenteeism (*SHRM*), with reported instances rising, fueled by political polarization and what researchers call "digital bravery" — the license people feel online to say things they'd never say in person.

The consequences extend beyond the bottom line. People experiencing high political polarization have **71% higher odds of developing depressive disorders** (*Nayak et al., Social Science & Medicine, 2021*). In our own 2026 survey of more than 1,000 college students, **51%** said the current state of discourse negatively affects their mental health, and **56%** called its decline a direct threat to democracy.


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Campus discourse is divided
What 1,019 U.S. college students told us about debate on campus.
92%
are interested in engaging in debate with their peers
68%
agree that exposure to a wide range of viewpoints is essential to a good education
64%
say most debates today feel more hostile than productive
n = 1,019 U.S. college students · April 2026 · banjo.media

In the same survey, 64% of college students said most debates today feel more hostile than productive, 57% reported self-censoring in class, and while 92% said they were interested in debate, most wanted more opportunities than their colleges were currently providing.

The voices behind those numbers are striking:

> "We never listened to understand, we listened to respond."

— Second-year nursing student, University of Southern California

> "Because of the reactions I've gotten from others, sometimes I decide not to speak on a topic for the sake of the peace."

— Third-year health sciences student, Denmark Tech

> "I had lost a friend due to a political disagreement."

— Second-year finance student, Borough of Manhattan Community College


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THE DISCOURSE DIVIDE
85%
of college students would use a platform designed for structured, respectful debate.
n = 1,019 U.S. college students · April 2026 · banjo.media
Would use (85)
Would not use (15)

Students are not asking for fewer rules. They are asking for structured infrastructure for hard conversations. Eighty-five percent told us they would use a platform designed for exactly that.

> "Most students are told to 'be respectful,' but not how. Schools should explicitly teach skills like active listening."

— Third-year history student, University of Wisconsin-Madison

> "Clear structure and expectations. When students know the rules, the format, and what's considered respectful, discussions stay focused."

— Second-year psychology student, University of Texas-Austin

Why higher education is where this gets fixed

The 19.4 million students in U.S. colleges today are the workforce and civic leaders of the next decade. Employers consistently rank communication and critical thinking as the hardest skills to find in new graduates. The habits students form now — how they engage with ideas they disagree with, whether they listen or perform — follow them into every job and institution they will ever touch. Higher education is where those habits form. It is also where they can be changed.

Universities are not waiting to be convinced.

- *The Chronicle of Higher Education* recently reported that nearly 100 civil dialogue programs have been established at U.S. colleges, more than half of them since 2023.
- The U.S. Department of Education has designated civil discourse in higher education as a national area of need and made $60 million in federal grants available to institutions pursuing it.
- Campus partnerships at the leading civil dialogue nonprofit tripled in a single year.

The institutional demand is real, budgeted, and accelerating. What has been missing is a platform that actually works at scale.

Sources: SHRM Civility Index, 2025; Nayak et al., Social Science & Medicine, 2021; Banjo survey of 1,019 U.S. college students, April 2026; NCES, 2024

**See full survey results at Banjo.media/the-discourse-divide.*


banjo.
Inside Higher Ed
Subscribe Log In
May 18, 2026
Students Want Debate, Yet Tend to Self-Censor
By Sara Weissman
College students want to debate but are afraid to do it, according to a recent report from Banjo, an online platform "dedicated to the civil, peaceful exchange of ideas."
The survey of 1,019 students across more than 600 institutions found that 92 percent of students were


debates with their peers. The majority, 70 percent,
wanted opportunities to hone their debate skills, and
78 percent reported changing their minds on an
issue because of a debate. Meanwhile, 76 percent
described feeling "energized by thoughtful
discussions."

See Inside Higher Ed's *coverage of our research:* [Students Want Debate, Yet Tend to Self-Censor]

Why existing tools fail

Students currently turn to two categories of platforms to discuss ideas — but neither was built for it.

Learning management systems — Canvas, Blackboard, and their peers — were designed for assignment submission and course administration. Discussion is bolted on as a feature, not built in as a purpose. Students recognize the gap clearly:

> "The interface isn't designed for real-time interaction, so discussions often feel delayed and disconnected."

— *Fifth-year healthcare student, Harvard University*

> "Discussions on Canvas feel very forced because our grade is dependent on responding to people, not necessarily how we actually feel about the topic being discussed."

— *Fourth-year computer science student, El Camino College*

> "Most students use generative AI to complete discussion prompts. It's near impossible to actually discuss with my peers."

— *Fifth-year history student, Utah State University*

Social networks, where some people go to engage in discourse and debate, have a structural problem that will not be fixed: their business model depends on engagement, and the content that drives engagement is content users already agree with or content inflammatory enough to provoke a reaction. These are advertising platforms optimizing for time on site, not understanding. Major institutions will not build programs on platforms they do not trust, and that is unlikely to change.

Neither category will reform itself. LMS companies are in the course management business. Social platforms are in the attention business. Facilitating civil dialogue is not a problem either is organized — or incentivized — to solve.

On the other hand, Banjo was built from the ground up for a different purpose *and* a broader one. It is not confined to the classroom: the same platform supports dialogue in student clubs, campus organizations, and groups entirely outside the academic context. And unlike tools procured through an institutional IT process, Banjo is designed to earn adoption from students directly. Colleges recognize that the strongest predictor of whether an EdTech product gets used is whether students want to use it. We are cultivating both sides of that relationship.

How Banjo works

Banjo is an AI-supported dialogue platform built for higher education. Unlike discussion boards or generative AI tools — which students typically use to complete assignments, not have real conversations — Banjo is designed to help people think, write, and learn together.

The platform creates structured conversations built around listening, critical thinking, and respectful disagreement. An AI dialogue coach supports students throughout, surfacing other perspectives, encouraging evidence-based reasoning, and helping them communicate more clearly — without writing for them or telling them what to think. Students can see how a conversation evolves and how perspectives shift over the course of a discussion, not just a record of who said what.

Every user signs the [Banjo Pledge], a personal commitment to good-faith dialogue. The platform is supported by Anthropic's Claude, selected for its leadership in safe and ethical AI. All final moderation decisions are made by humans.

The full Banjo experience unfolds across five stages:

1. **The Think.** A student opens Banjo and sees a structured prompt — for example, *"AI should be banned in college admissions decisions."*
2. **Position-taking.** Before responding, the student selects agree, disagree, or uncertain.
3. **AI-supported reasoning.** The dialogue coach reviews the student's draft, surfacing counter-arguments and suggesting evidence to consider.
4. **Discussion.** Other students respond with reasoned contributions, and Banjo surfaces where opinions cluster, where they have shifted, and which arguments have been most thoughtful.
5. Synthesis. When the discussion closes, Banjo generates a summary of how the

5. **Synthesis.** When the discussion closes, Banjo generates a summary of how the conversation evolved, including how many participants shifted their initial positions.


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PRODUCT WALKTHROUGH
The Banjo experience
The full Banjo experience unfolds across five stages.
1
2
3
4
5
The Think
A student opens Banjo and sees a structured prompt — e.g. "AI should be banned in college admissions decisions."
Position-taking
Before responding, the student selects agree, disagree, or uncertain.
AI-supported reasoning
The dialogue coach reviews the draft, surfacing counter-arguments and suggesting evidence to consider.
Discussion
Other students respond with reasoned contributions; Banjo surfaces where opinions cluster, where they've shifted, and which arguments were most thoughtful.
Synthesis
When discussion closes, Banjo generates a summary of how the conversation evolved — including how many participants shifted their initial positions.

Traction to Date

We are in active discussions with three Ivy League universities and a dozen other major research universities across the U.S. about implementing Banjo pilots in their programs this fall.

More than 40 institutions are in active pipeline conversations or classroom simulations. We aim to convert unpaid pilots into paid contracts beginning fall 2026.

> "I see real value in this and love the vision and product. This is by far the best solution I have seen."

— ***Tyler Wry, Associate Professor of Management,*** *Wharton School of Business, University of Pennsylvania*

What college students are saying about Banjo:

University of Rhode Island students after participating in a Banjo simulation:

> "This is how a college campus should be, where students feel comfortable expressing themselves without fearing retaliation among their peers."

> "I think this will heavily improve participation and learning from students. I can't wait to see it used in my classes."

> "I liked the summary feature at the end and how it shows how people's opinions changed after discussion. I think this is a great way to create meaningful discussion."

Second-year Psychology student, North Carolina Central University

> "Banjo's goal of giving everyone a chance to speak and having every voice carry the same weight is a positive feature."

Third-year Computer science student, Wheaton College of Massachusetts

> "I think Banjo could definitely be a tool that helps people start getting comfortable with their thought process… [and assist] in changing the way students go about discussion."

The opportunity

The timing isn't just about the problem — but also about where institutions are in responding to it.

In the past two years, the **conversation on campuses shifted from awareness to investment.** Nearly 100 civil dialogue programs have been established at U.S. universities, more than half of them since 2023. The Department of Education designated civil discourse a national area of need and allocated $60 million in federal grants, awarded in January 2026 to more than 70 colleges and organizations.

At the same time, **AI capability has crossed the threshold** that makes our approach technically possible. The product we are building couldn't have existed three years ago and the window to establish a category-defining dialogue platform is open.

The incumbent category is collapsing. Students want more discourse and debate opportunities than they have and many dislike the solutions that do exist — if they use them at all.


banjo.
The Opportunity at a Glance
Market size, audience, and momentum for civil discourse in education.
$187B
Global EdTech market today
Grand View Research, 2025
$437B
Global EdTech market by 2033
+135% growth
$391B
Global corporate training market
Training Industry, 2025
19.4M
U.S. college students — addressable user base
NCES
~100
Civil dialogue programs established at U.S. universities
+50% since 2023
$60M
U.S. Federal grants for civil discourse on campus
U.S. Dept. of Education, 2025
85%
of college students would use a platform designed for structured debate

Higher education is the wedge, not the ceiling.

The discussion and dialogue layer of higher education has no dominant software solution today. Beyond it, the same infrastructure problem plays out at scale across corporate learning, K-12, civic dialogue, and media.

Today, Banjo is the dialogue platform for higher education. Over time, we believe it can become the dialogue infrastructure for an AI-mediated world.


Our Path to Scale
banjo.
Expanding our impact across education, organizations, civic dialogue, and the broader public.
PHASE 1
Universities & K-12
Invitation-only classroom support for educators
PHASE 2
General Public
Open participation
PHASE 3
Corporations, Consultancies
Decision support for organizations with large and/or remote teams
PHASE 4
Think Tanks, Public Policy, Law
Policy, opinion, and engagement around issues and proposals
PHASE 5
Media
Real-time dialogue alongside content

Team

- **Ken Allen, Founder & CEO —** 30 years across Blackstone, Bain, Deutsche Bank, EY-Parthenon, and KPMG.
- **Dan Hirsch, CTO** — 35 years building technology platforms at McAfee and Intel.
- **Alyssa Connolly, CMO** — 15 years leading brand and go-to-market at high-growth SaaS companies.
- **Walter Sinnott-Armstrong, Advisor —** Duke Professor of Practical Ethics; co-designer of the Banjo platform.
- **Nat Langman, Advisor** — AWS Agentic AI engineer with 5 patents in AI and cloud systems; original Banjo platform designer.
- **Sherry Brennan, Advisor** — 30+ years in media leadership at Fox, Cablevision, and Hulu.
- **Bill Allen, Advisor —** Four decades of CEO experience.

Use of Funds

This round funds Banjo's scale to meet university demand that is accelerating faster than our current team can serve. Approximately 50% goes to engineering and product — additional engineering hires and acceleration of our 50+ feature roadmap shaped directly by current users. Approximately 30% goes to university engagement and go-to-market, building the customer success and GTM functions to properly support the institutions already raising their hand. Approximately 10% funds original research, thought leadership, and brand marketing — establishing Banjo as the authoritative voice on civil discourse in education. The remaining 10% covers general operations.

If we exceed our $1 million goal, every additional dollar accelerates our timeline

rather than changing our strategy: more engineers (engineering capacity is currently our rate-limiting factor, not customer demand), more product enhancements shipped this year, and more pilots at additional universities in the fall.



Business model: How Banjo makes money

Banjo is a for-profit B2B SaaS company — this investment is an equity stake in a commercial technology business, not a donation.

Our model: we sell seat licenses to academic institutions, which make the platform available to their students and faculty. We are pre-revenue today and converting unpaid pilots into paid contracts beginning fall 2026. Our near-term focus is entirely on the institutional market; a B2C version may follow later.

The financial opportunity & forecast

The EdTech market is $187 billion today and projected to reach $438 billion by 2033 (Grand View Research). AI-powered educational tools are its fastest-growing segment. Beyond higher education, corporate learning is a $391 billion global market (Training Industry, 2025), and K-12 EdTech was $25.6 billion in 2024, projected to reach $230.2 billion by 2034 (Research & Markets, 2025).

Banjo's specific target — the discussion and dialogue layer of higher education — has no dominant software solution today.

Our internal target is $100M+ ARR by 2030 (not guaranteed). At revenue multiples consistent with high-growth EdTech, that trajectory would represent a valuation significantly above the current $10 million SAFE cap. These are targets, not guarantees — early-stage investing carries real risk. But the thesis is straightforward: a large, underpenetrated category, no dominant incumbent, and institutional demand already in front of us.



The projections above reflect the U.S. higher education market only. Corporate learning, K–12, government, and global expansion have not yet been modeled.

Banjo's path to scale is straightforward: convert active pipeline into paid contracts beginning in fall 2026, expand institution count through a bottom-up, professor-led adoption model, and grow seat revenue per student as the product matures. At 634 institutions and roughly 10% of the U.S. addressable market, we project $103M in ARR by 2030 — with gross margins above 92% and EBITDA margins approaching 50%. We reach EBITDA breakeven in 2027.

These are internal projections, not guarantees. Early-stage companies carry real execution risk. We share them because investors deserve to see how we think about the business, not because the outcome is certain.

Forward-looking projections are not guaranteed.

Investment terms

This round is a SAFE (Simple Agreement for Future Equity) at a **$10 million valuation cap**. Minimum investment: **$100.**

VIP Early Investor Bonus: Commit by July 27, 2026, or before we cross $250,000 in commitments — whichever comes first — and your cap drops to **$8 million**. A lower cap means more equity per dollar invested.

How a SAFE works: Your investment converts to equity at a future priced round, at the lower of that valuation or your cap. If a future round sets a valuation above your cap, you benefit from having entered at the lower price.

If the round minimum is not met, all committed funds are returned in full. No capital transfers to Banjo until the minimum is met and Form C is filed with the SEC.

How Banjo will create value for investors

We intend to create value by building a category-defining company, not by optimizing for a fast exit. We make decisions on a long time horizon, prioritizing product quality, institutional trust, and market position over near-term metrics — including making significant bets on foundational technology as the AI landscape evolves. We will not sacrifice long-term positioning for a good quarter.

The value lies in category leadership. If Banjo becomes the default platform for structured dialogue in higher education, the enterprise and K-12 markets follow from a position of strength, and that is the trajectory that creates meaningful returns for early investors. We are not trying to sell quickly. We are trying to build something worth owning.

What a return on a Banjo investment looks like

Returns to early-stage investors typically come via IPO, private minority investment, or acquisition. Our strong preference is to remain independent and provide liquidity through a future public or private offering. We will evaluate acquisition offers in the best interest of all stakeholders.

We are entering at a $10 million valuation, with a product in use at some of the country's most selective universities, in a category with no dominant incumbent. The potential upside for early investors reflects what early equity in a high-growth SaaS company at the beginning of a new category can offer.

That said: do not invest more than you can afford to lose. There is no guarantee of profitability, returns, or any specific outcome — the projections here are our best assumptions today, not commitments.

See FAQs below for more details.

Why we are inviting our community to invest

Banjo could have raised this round through traditional venture capital. We chose a community round instead, because our mission is fundamentally communal — we exist to help people communicate better — and letting our customers and supporters benefit financially from our success aligns ownership with mission in a way that traditional venture capital cannot.

Thank you for evaluating the Banjo investment opportunity. The next step is yours – we'd love to have you join us in creating a better world through dialogue by making an investment in our company. Please reach out with any questions by emailing us at info@banjo.media. We look forward to having you on the journey with us.

With gratitude,

Ken Allen,

Founder & CEO, Banjo

banjo.



Frequently Asked Questions

What is Banjo's mission?

Banjo's mission is: To enhance consciousness, knowledge, and understanding in a moral, safe, and ethical way that benefits humanity, and to optimize learning for students and educators.

This mission fuels our passion to create world-class technology that facilitates respectful, active engagement, in the classroom and in communities.

Our values are:

- Gratitude
- Respect
- Empathy
- Action
- Trust

Read the Banjo Principles here.

Is Banjo a nonprofit? Is this a donation?

No. Banjo is a for-profit company and this is an equity investment. We're incorporated as a Public Benefit Corporation — a for-profit legal structure, not a nonprofit — that requires us to balance shareholder returns with a defined public benefit. Investing here means buying equity in a commercial business.

Why a Public Benefit Corporation?

A Public Benefit Corporation (or "PBC") is a for-profit structure that formally requires balancing shareholder returns with a defined public benefit — ours is enhancing knowledge, understanding, and constructive dialogue. We chose it because we believe mission and financial performance reinforce each other. It doesn't change investor rights or reduce financial upside.

What is your exit strategy?

Returns typically come via IPO or acquisition. Our preference is to remain independent and provide liquidity through a future public or private offering. This is a long-horizon investment; don't expect a near-term exit.

A partial sale is often accomplished through a partnership with one or more private equity firms. Having seen the challenges first-hand with operating as a public company, our bias is to remain a private enterprise. With that said, we will pursue the option that is best for our stakeholders, including our investors. We will evaluate acquisition offers in due course and make decisions that balance the needs of all stakeholders in Banjo.

How does the SAFE work?

A Simple Agreement for Future Equity (or "SAFE") converts into equity at a future priced round, at the lower of that valuation or your SAFE cap ($10M standard, $8M for early investors). If a future round values Banjo above your cap, you benefit from the lower entry price. If it's below the cap, you convert at the lower valuation.

Can you tell me more about how my investment would be structured?

A SAFE is a vehicle commonly used by startups that converts into equity in the company at a future date at a future valuation. Companies often use such a vehicle because a valuation for early-stage startups is often not determined, but will be in the future through a "priced round," typically when the company raises institutional capital (e.g. from a venture capital firm or family office).

In order to incentivize investors to be "willing to wait" for a future valuation event, SAFE notes frequently are structured with a "cap" on the valuation of the subsequent pricing event. The SAFE note will convert into equity in the company at the lower of the cap or the future valuation.

For example, if the cap is $10 million, and the future valuation set in the priced round is $20 million, the SAFE note will convert into equity at a valuation of $10 million. If the future valuation set in the priced round is $5 million, the SAFE note will convert at a valuation of $5 million.

What will I receive upon making my investment?

You receive a contractual right that converts your money into shares of stock at a later date, which is usually during Banjo's next priced funding round (or acquisition).

Why a community round rather than traditional venture?

Our mission is communal, and letting customers share in the upside aligns ownership with purpose. Community-round investors are also more loyal and refer more than non-investing customers. And we think the upside of building important companies shouldn't be reserved for accredited investors alone.

What if the round minimum isn't met?

The round doesn't close and all committed funds are returned in full. No capital transfers to Banjo until the minimum is met and Form C is filed with the SEC.

What is Banjo's competitive moat?

No direct competitor. No platform has been built from the ground up around structured dialogue, AI coaching, and community accountability together. Point solutions exist, but none is designed for civil dialogue as its core purpose.

Technology. Our AI architecture gives us a meaningful head start, and roughly half of this round is allocated to extending it. Universities are actively requesting features we are already positioned to build.

Community. This is the most durable layer, and the hardest to copy. People crave the kind of connection that social media promises but rarely delivers: genuine exchange with others who see the world differently, in an environment where that difference is welcomed rather than weaponized. Banjo members sign the Pledge and join a community built around exactly that — people who want to think, disagree, and connect respectfully. They find that community here, and they don't want to leave it. That kind of belonging is not something a competitor can replicate by shipping a feature.

How do you use AI?

Our AI dialogue coach helps participants strengthen arguments and surface counterpoints — but never writes for them or tells them what to think. We use Anthropic's Claude, selected for capability, safety, and ethical alignment. All final moderation decisions are made by humans.

Who are your stakeholders?

Banjo serves several distinct groups.

- Clients — the colleges and universities that license and deploy the platform — have a stake in better learning outcomes and stronger campus culture.

- Users — students, professors, TAs, and administrators — want tools that generate genuine discussion and environments where honest engagement is possible.

- Investors have both a financial and, for many, a mission-aligned stake in Banjo's success.

- Employees have a direct stake in showing that a company can model what it builds.

- And as a Public Benefit Corporation, the general public is a stakeholder by design — we are legally required to weigh the broader public interest alongside shareholder returns, because the health of civil discourse affects everyone.

How do you moderate speech?

Diverse opinions — including passionate, controversial, and uncomfortable ones — are welcome on Banjo. Hate speech, personal attacks, and content that undermines good-faith dialogue are not.

Every user signs the Banjo Pledge, a personal commitment to engage honestly and respectfully. Users who don't uphold it are asked to leave.

Moderation works on two levels. AI flags content in real time, helping surface potential violations quickly and consistently. But all final moderation decisions are made by human beings — because AI moderation is not yet reliable enough to be the last word. Humans set the standard; AI helps them apply it at scale.

How will I know how Banjo is doing?

All investors receive regular memos from Ken, milestone updates, and access to investor-only communications and events. Larger commitments include invitations to office hours and our annual Banjo Dialogue dinner.

Why did you name the company Banjo?

I (Ken) love banjos and play (badly). A banjo brings diverse voices and rhythms together to make music — which is exactly the spirit we want in our product and community.

More questions? Contact us at info@banjo.media.